UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May, 2007

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

                                                                                                                                        PRESS RELEASE
                                                                                                                                        FOR IMMEDIATE RELEASE

GRUPO TELEVISA ANNOUNCES THAT EMPRESAS CABLEVISIÓN HAS
RECEIVED A CONCESSION TO OFFER FIXED TELEPHONY SERVICES

Mexico City, May 9, 2007- Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO), today announced that the Ministry of Communications and Transportation granted Televisa’s subsidiary Empresas Cablevisión, S.A.B. (“Cablevisión”; BMV: CABLE CPO), a concession to offer fixed telephony services through its network.

Cablevisión currently offers digital cable television services, broadband internet services, high-definition channels, and other interactive services such as video on demand. Cablevision also offers the most advanced on-screen interactive programming guide, and digital video recorders.

Cablevisión expects to launch its fixed telephony service in the third quarter of 2007.

Empresas Cablevisión, S.A.B., offers cable television services in Mexico City. As of March 31, 2007, Cablevisión offers cable television services to 514,961 subscribers and broadband internet services to 107,534 subscribers through a network of more than 11,000 kilometers of cable and fiber optic lines that passes more than 1.5 million homes in Mexico City.

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, gaming, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information - Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

###

Televisa Investor Relations Contacts:	Televisa Media Relations Contacts:

Michel Boyance / Alejandro Eguiluz	Manuel Compean
Tel: (5255) 5261-2445	Tel: (5255) 5728 3815
Fax: (5255)5261-2494	Fax: (5255) 5728 3632
ir@televisa.com.mx	mcompean@televisa.com.mx
http://www.televisa.com	http://www.televisa.com
http://www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated May 10, 2007	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President